     Filed by Banco Bilbao Vizcaya Argentaria, S.A.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company:
Compass Bancshares, Inc.
(Commission File No. 1-31272)

Forward-Looking Statements

This document may include “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Investors are cautioned that such forward-looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”), Compass Bancshares, Inc. (“Compass”) and the combined group after completion of the proposed transaction are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements. These factors include, but are not limited to, the following risks and uncertainties: those set forth in BBVA’s and Compass’s filings with the Securities and Exchange Commission (“SEC”), the failure to obtain and retain expected synergies from the proposed transaction, failure of Compass stockholders to approve the transaction, failure of BBVA stockholders to approve the related capital increase, delays in obtaining, or adverse conditions contained in, any required regulatory approvals, failure to consummate or delay in consummating the transaction for other reasons, changes in laws or regulations and other similar factors. Readers are referred to BBVA’s and Compass’s most recent reports filed with the SEC. BBVA and Compass are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

This filing may be deemed to be solicitation material in respect of the proposed transaction involving BBVA and Compass. In connection with the proposed transaction, BBVA has filed with the SEC a registration statement on Form F-4 (File no. 333-141813) (the “Registration Statement”) to register the

BBVA ordinary shares to be issued in the proposed transaction and that includes a definitive proxy statement of Compass dated June 29, 2007 that also constitutes a prospectus of BBVA. BBVA and Compass have also filed, and intend to continue to file, additional relevant materials with the SEC. The Registration Statement and the related proxy statement/prospectus contains and will contain important information about BBVA, Compass, the proposed transaction and related matters. SHAREHOLDERS OF COMPASS ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT

DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain a free copy of the disclosure documents (including the Registration Statement) and other documents filed by BBVA and Compass with the SEC at the SEC’s website at www.sec.gov, from BBVA’s Investor Relations department or from Compass’s Investor Relations department. BBVA has also filed certain documents with the Spanish Comisión Nacional del Mercado de Valores in connection with its June 21, 2007 shareholders’ meeting held in connection with the proposed transaction, which are available on the CNMV’s website at www.cnmv.es.

Participants in the Transaction

BBVA, Compass and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions. Information regarding BBVA’s directors and executive officers is available in BBVA’s annual report on Form 20-F/A, which was filed with the SEC on June 28, 2007, and information regarding Compass’s directors and executive officers is available in Compass’s proxy statement for its 2006 annual meeting of shareholders, which was filed with the SEC on March 17, 2006. Additional information regarding the interests of such potential participants is also included in the Registration Statement and in the definitive proxy statement/prospectus for the proposed transaction and the other relevant documents filed with the SEC.

*      *      *

On July 25, 2007, José Ignacio Goirigolzarri, President and Chief Operating Officer of Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”), gave a presentation to analysts. Isabel Goiri, Director of Investor Relations of BBVA, also participated in the presentation. This presentation was accompanied by a series of electronic slides that include information pertaining to the acquisition of Compass Bancshares, Inc ("Compass"). A copy of those slides that include information pertaining to the acquisition of Compass was previously filed on July 25, 2007 by BBVA pursuant to Rule 425 under the Securities Act of 1933, and the following transcript of the presentation should be read in conjunction with those materials.

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BBVA Group Results for 1H07

Good morning everyone. We are now going to start to give the results for the first half here of 2007 for the BBVA group, and as always, we want to say that there is not going to be any change in the way we organize things. First of all, we are going to have the presentation of our CEO, Mr. Goirigolzarri and then we will have a Q & A session. Isabel Goirii is here, who is in charge of investor relations and she will be chairing the session, taking the questions, first of all from the room here and then taking the questions from the conference call and then finally taking the questions over email through the web cast. And as always, for those of you have actually come here physically, we are delighted to invite you to a coffee afterwards. Many thanks.

COO:

Very good morning to everyone, first of all I would like to welcome you and thank you for being here at this event. Whether you are here in real terms or in virtual terms, we are presenting the results for the first semester in the Group. As usual, we will first of all look at the results of the group and then we will have a more exhaustive analysis of all the different business areas into which our organization is structured.

First of all, let's start with the overall Group earnings. As you will see later, we are presenting a record quarter. It is recorded in terms of all the different lines in the income statement, including attributable profit; they show the highest volumes that we have ever recorded in any one-quarter in this Group. So let's start by looking at what has been happening to net attributable profit. As is now usual, because I think it is easier to distinguish between net attributable profit, with and without one-off items. The published figure, as you can see, is 3.37bn, which is a growth of 1.1% against the same period the year before. But if we focus on the recurrent profit without one-offs, and from now on all my analysis will be without one-offs, you can see that the attributable profit this semester has gone up 20,4%. The earnings per share are growing at 14.9% . As I said earlier, what we are showing is the figures net attributable profit ever recorded in any one quarter in the group. This attributable profit is fed from the income statement items with very strong group with business activity. Volumes for the group are growing for the group at 22.5% and that is leading to a growth in ordinary revenues that at the moment stand at 18.2% . It is quite important to see how this organization works by comparing that figure of ordinary revenues with the figure that we gave a year ago and also the figure that we gave two years ago because I think that really shows how strong this organization is and the kind of drive we are moving forward with. We are keeping good control over our activity and revenues, but at the same time we are managing to contain costs. And here you have got two parts of the information we want to give you. On the left you can see the evolution of our cost income ratio, once again, it has gone down 41.6% . And then on the left you have got some information I know the market likes to receive now, it is what is in English called “the jaws”. So we are now using the first quarter of 2006 as our point of reference. So we say that that is base line 100 for revenues and for expenses and in that way we can see what has been happening over time as the “jaws” gradually open, especially over the last two quarters. From the first quarter of 2006, our revenues have gone up 19% and our expenses only 6%. As you can imagine, all of that means that we see a good growth in our operating profit, which has been growing at 20.2% . In local currencies it is growing at 25% because this semester the impact of the exchange rate accounts for 5 points. That is to say that local currencies were growing at 25 and current euros at 20. It is also very important to see how this 20% is structures so there on the right, that is what you see, the breakdown that we will be going into more detail later. All the business units, all the business areas are contributing to this growth with very strong growths. And then in risks no new news. We are managing to manage risks well, the NPL ratio as you can see is pretty well constant over the entire year and in our provisions, which is what you see on the left of the screen, you can see the structure of our loan-loss provisions on the balance sheet. Really what is growing most are the generic provisioning which now count for 73.8% of all provisions. And in fact we have made further charges, which is greater than the increase in our doubtful loans. We have got a very good capital level as well, so we are actively managing our balance sheet, as you would imagine. I think this is our strong point in the Group, so our capital base is showing 6.2% core capital. All this activity with all of these revenues and control over our costs, as we can also control our risk quality means that we are getting a return on equity of 31%, 31.5% in fact. You can here compare that 31.5 with the figure that we got last year, 35.8%, that is influenced by the capital increase that we made last November. You can also observe here that in the first quarter this year we were reporting ROE of 30.5% and now the return on equity is 31.5% . That is only natural because as you can see on the right of the slide, return on assets is continuing on the up. At the moment is 1.28% and our return on risk-weighted assets is 2.12%, increasing 6 basis points against the first half of last year. So our track record of growth is very solid and continuous and so you can see the figures for the last four years here starting in the first half of 2004. We are showing how on an ongoing basis we have been reporting a growth of over 20% in our net attributable profit. In the first half of the year we are reporting 2.62bn, which is a growth of 20.4% . I think I have already given you those figures. If instead of talking about the books and the accounts, we talk about value creation, these are the results are recurrent economic profit and this is different from the non-recurrent economic profit. Current economic profit is something I am sure you can understand because it is recurrent, but here we are not improving any capital gains from our portfolios so our total economic profit from the first half of the year, as you can is 2.85bn but without capital gains from the portfolios it would be 1.64bn, with compares very favourably against the recurrent economic profit we were reporting a year ago, which gives us a risk adjusted return on capital of 33.6% . So there are the main figures for the Group as a whole. They are the figures that explain why I said at the beginning that we had very strong activity this half year, controlling costs while increasing revenues therefore getting better cost-income ratios with very good control over risk management, getting record earnings.

So now let's look at the different business areas and I would like to start with Spain & Portugal. As you can see, Spain & Portugal have had a magnificent half-year because everything that I have said about the Group as a whole can also be applied and perhaps even more so to our business in Spain & Portugal where we are seeing an increase in activity as our business volume grows at 15%. And there on the right of the slide you can see the growth for the main items. In the annexes you have got a more exhausted breakdown of what the performance looked like consuming, going up 19%, SMEs growing very strong and mortgages slightly slowing down, something that we have been recording for some quarters now at 17.8% growth, that is slower than before. But more than anything, we have to look at our price management, which is something we are focusing on in all the units in Spain. On the left, you can see our customer spread, in SME banking and in commercial banking, retail banking, and it is improving quarter on quarter, which means that at the moment our net interest income of average total assets is basically at the same level that we had a year ago. That means that all activity goes straight to the bottom line, which means we can report the kind growth we are reporting in net interest income and ordinary revenues. And as we have done for the Group as a whole, we wanted to show you a comparison. Looking at net interest income we can see the growth in Spain & Portugal two years ago against last year and you can see how growth has been speeding up in this first half of the year. Net interest income is growing at 13.7% and our ordinary revenues, as you can see, are growing twice as fast as they were two years ago, at 12.5% . As I have when I was talking about the group, we are not just managing revenues in terms of activity and pricing, but we are also focusing on efficiency. So everything that we have been reporting to you in the past is now bearing fruit in our income statement. Coming back to these famous “jaws”, you can see on the left, starting with a base line 100 in the first quarter of last year, that the “jaws” are opening up quite spectacularly, especially over the last two quarters. Revenues at 100 in the first quarter of 2006 are now over 117, whilst costs which were 100 in the first quarter of 2006 are hardly at 102 now, which means our operating profit is growing very fast, at an ever faster speed, at 20.6% . While our cost income ratio is going on dropping, ie, improving, as you can see on the slide. Our asset quality is good, keeping our NPL ratio at about the same level as we have been presenting for several quarters now and our loan-loss provisions are growing at 1.5% . At the beginning of the year we talked to you about the fact that endowment to loan-loss provisions were about 8-9%, one-digit figures. But this 1.5% is especially low. Nonetheless, we are maintaining the same idea we had, that by the end of the year our loan-loss provisions in Spain should grow in single digit growth, about 8-9%. I will remind you that 82% of our provisions in Spain are generic. As a consequence of all of that, net attributable profit has leapt up by 28.3% in Spain & Portugal. Consequently we confirm what we were already talking about at the end of last year, that there is going to be a clear change in our return on equity and our activity in Spain, with a big leap forward as our return on equity reaches 36.8% in Spain & Portugal. So I think you will probably agree with me that the results for Spain & Portugal this semester, well this quarter especially, and also in the semester, show very sound foundations with very strong growth and they can guarantee a sound platform for moving forward in the future.

Talking about Global Businesses, the second area I wanted to talk about. What you will be seeing here is how we are presenting very, very good results based once again on activity and on good price management in global corporate customers and the development of our franchise with consistent revenues in markets. If you will allow me I'll start with Global Customers, our corporate customers. Here you can see two things that I think are pretty significant.

First of all, what I was saying before, there is very strong growth in our activity, in lending and in customer funds. And secondly, an excellent price management with a sound platform for the future as net interest income over average total assets is improving now reaching 1.4 2% and that what lies behind the ordinary revenues that are growing at 29.8% in global customers and investment banking.

With respect to Global Markets and Distribution there too we're reporting very good figures. We've got good news as a consequence of the fact that we are growing in ordinary revenues as you can see at nearly 13%. On the left of the slide I wanted to share some information with you. It's something we haven't talked about very much in the past in graphic terms when we analyse the different lines on the income statement for markets and distribution given the expansion in the kinds of activities we are doing with structured products in equity and lending there is a slight shift in the different lines. When we put them onto the books the cost of funding is in net interest income that is how it is booked. Whilst capital gains are put under net trading income which means there is a slight shift here from the net interest income over to NTI and that is pretty relevant as you can see here on the left, when it comes to understanding the figures that we are reporting for this unit because it also has an influence on the way that we report things for the Group as a whole. In fact, quite importantly, if we did not take this effect into account net interest income would not be growing at 13.9% for the Group but rather would be growing at 16 % if we netted out the figures. But what really matters here is to understand that ordinary revenues in Markets and Distribution are growing at nearly 30%. And that makes it possible to fund all our expansion projects. The growth in expenses which you can see there is due entirely to our expansion plans, our plans to grow, and I think we have been reporting on those for some time now. If we exclude the growth plans then we are keeping a tight control on our expenses growing at 3.8%, but this way of setting strong revenue growth, means that our efficiency looks very good, 28.1% cost-income ratio with an operating profit as you can see that is also growing at over 30%. So that is the income statement for global businesses. As you can see ordinary revenues is going up as is operating profit and less so than attributable profit because last year we had a one-off transaction which we booked onto the balance sheet of this area.

Now we can go on to the third big unit, sound results then in Spain & Portugal. Very sound results in global businesses. And in Mexico and the USA, if you wish, we'll do what we usually do, which is to talk first of all about Mexico and then refer to the US. Above all we'll be analysing what's going on with the Compass deal. Talking about Mexico however, this half year has shown strong activity in terms of lending and customer resources but especially lending. What's especially significant is the way that our lending is structured, the way that our lending is growing in an increasingly mature way, with mortgages becoming more and more important as part of the whole. Lending in Mexico then as you can see here, has reached 24.5% and you can see that consumer and cards are going up 32, SMEs at 21% and mortgages at 54%. This is something that we've been talking about for some time, the fact that mortgages have been growing increasingly fast and you can see that very clearly on the right of the screen. On the right of the screen we are talking about the flows, about the structure of the growth in our balances, in the second quarter of last year and the second quarter of this year, and you can see that when we look at the growth figures, mortgages are over 50% of the growth as we have been saying they would for some months now. And you can see that SMEs are also becoming an increasingly important part of our growth , as we have been saying they would for some months now. And consumer lending is growing very fast, but not quite as fast as the others. So with that and with the customer funding performance we've got, our customer spread is pretty well constant and has remained there for several quarters now, and then in provisioning. Before I talk about provisioning, I want to say that as a consequence of everything I've been saying, net interest income is performing as you see here, with everything I've said with our pricing policy, net interest income is growing at 23.3% . And if you look at the quarter on quarter figures you can see the second quarter has shown some peculiarities mainly because of the back book that we have, which is inflation linked and some markets activity, so because of the non-recurrent items the figures are slightly skewed. Nonetheless, we are still growing in net interest income at 23.3% . I think we've also got other good news because we can see that we are doing very well in risk management. Our NPL ratio is well below the figures we've given to you but it is especially relevant to look at the bit on the left as I was saying before, the end of last year we said that the fourth quarter was going to be a kind a proxy for the provisioning level for Bancomer throughout the year 2007, and that is exactly the case. Probably the second quarter is slightly low because we've had a one-off recovery but the provisions in Bancomer over the next few quarters will be between 210-220 M euros, which means that in terms of year on year comparison we'll end with very slight growth in provisions towards the end of the year because we'll be comparing against the point of reference that we already reported to you last year. I should remind you that 55% of the funds we are provisioning in Mexico are generic provisions. All of this gives us growth in our operating profit of nearly 25%. Efficiency is continuing to improve, and is now at 34.8% . whilst attributable profit is growing at 23% and return on equity has already reached 54.3%, consequently in Mexico we can say that the quarter has shown how the business is going to perform in the future, high growth in lending and a more mature structure of growth on the accounts which will probably be maintained over the next few quarters. Finally, talking about this area, I want to talk about what is happening with Compass. At the moment, we have received all the clearance we needed from the regulators, we 've got the approval from the Federal Reserve, and also protocols have been approved by the SEC and the Bank of Spain has given us the go-ahead. We've had the AGM for the BBVA and on the 8 August, Compass will be holding its general meeting. so we hope to be able to close the Compass deal in September, bringing forward the date initially reported. Since we've been talking about Mexico and then the US, I wanted to give you the joint results for Mexico and the US in this first half year. So now, I'd like to move on to the fourth main business area.

Spain and Portugal are very strong. Global Businesses has a lot of activity. Results on the up in Mexico; and very good results in the US.

South America is the final chapter I wanted to cover. For example, against when we were drawing up our budget we see that Latin America is actually a lot stronger than we thought it would be six months ago and from all points of view: It's a lot stronger in terms of activity, business is growing, and we are seeing very logical growth because of market maturity and we are also seeing very good growth not just in savings accounts and current accounts which has big impact on the bottom line but also mutual funds and that increased activity means better returns. We have 25.7% more in operating profit and our cost to income ratio is improving it is now 45.8 and with NPLs we have good news it is continuing to come down. I’ve basically said we are at a very low level given those market characteristics, we could expect a slight increase in the next few months but I want you to know that we feel very very much at ease with lending risk in South America and you might be surprised to see the year on year growth and loan loss provisions not in overall terms though but if you analyse our growth you will see that this is all because of generic provisions so South America is a source of great news for us in terms of net attributable profit because it has increased by 23% ..

And that now brings me to the end of my presentation before we go on to the Q&A. To conclude, I think it's important to stress that this is another great quarter in a very great recent track record. I think it is also important to point out that we have strong income growth, and both operating profit and attributable profit with record making figures for us.

I'd also like to remind you that about 6 weeks ago we launched an innovation transformation plan which will guarantee the continuation of our record-breaking track record, I'm not going to go over the plan with you now, but I'd like to remind you of some of its goals. The goals are very ambitious, in terms of volumes and increasing our customer base and also in terms of efficiency. By 2010 in Spain we hope to have 1 M young customers and 500,000 immigrants. In Mexico we aim to go from 14 M to 18 M customers and we also want to multiply our portfolio of consumer loans by 2.5 and we hope to triple the number of mortgages in Mexico by 2010. In South America we also have very ambitious targets. Customer base which is now at 8.7 M we want to increase that to 12 M and in consumer lending and credit cards where we expect explosive growth because we want to triple that too. That will of course mean improvements in productivity. Our marketing productivity should increase by 15 % in the next 3 years and that will of course have an impact on our cost to income ratio; our target is to get it below 35% by 2010.

To share all the details of this plan with you and to talk to you about our strategy in each of our business units we will be holding an Investor's Day on the 15 November and we'll be sending you information on the venue and the agenda as soon as we have it. So on the 15 November we'll have our first Investors Day.

I'd like to thank you for your attention and I'll be here with Manolo González to answer your questions. Thank you very much.

Ladies and Gentlemen, the Q&A session is starting now. If you wish to ask a question please press 01 on your telephone key pad. Good morning. We can now start the Q&A session. We'll start with questions here in the room. Please give your names before you ask your question.

Q: nJavier Bernat from Caja Madrid: I'd like you to say something about your strategy for opening new branches. What are you anticipating for the future? And then, (sorry there seems to be a problem with the microphone.) the other issue is about core capital. Is it still 5.5 - 5.6%? Will it still be around there after the Compass operation? And what about recoveries? I'm also quite surprised about deposits from businesses in Spain, which have grown in excess of 30%. I don't think that can be sustainable in the medium term, surely. Why do think it's been so buoyant now and how much longer do you think that can continue? And could we have a comment about loan to value issues in Mexico? What about mortgage arrears in Mexico? What sort of mortgages are you granting? What percentage is for first home mortgages?

A (COO): OK thank you. To start with the first question on our distribution channel in Spain. As I'm sure you'll remember, three and a half years ago we launched a plan to locate our branches in new markets in Spain. And that plan, basically, was completed at the end of 2006 and we then realised that we more or less already had the right number of branches. So the number of traditional branches will be stable in 2007. However, that doesn't mean that we won’t be relocating branches, but the actual number of branches will be stable. That is part of the strategy we defined. The plan has been completed, we are very happy with our market coverage. And we think our strategy in the future should be focused on relocating branches rather than opening further new ones. As to the core capital question, we hope to have 5.5 - 5.6% core capital in December, following the Compass operation, but Manolo can talk about that more. Term deposits, it's true, are growing a lot, and we've been growing there for quite some time now. As a bank, our commercial policy has been different from that of our competitors for some time. We thought it was good to get people to move to term deposits, because of liquidity and return issues as we were expecting an interest rate hike. And that has certainly helped us to improve spreads. Looking towards the future, 30% growth is probably not something we can repeat, because it is a statistical feature. But term deposits are still a very important part of our product range. Really what we are seeing now is the fruit of what we sowed some time ago. In Mexico, our... I would say ALL our mortgage lending is for first homes, for owner-occupiers, However, I think Manolo should be the one to give you the details.

Our Mexican mortgage portfolio, then, of the 206m in loan loss provisions in a standalone quarter, as you will have seen from the 2Q results presentation, is only 10m euros for mortgages. So I think that gives you some idea of the quality of our mortgage portfolio. ITs arrears are very very low, about 1%, and really from older portfolios, rather than from mortgages granted in the last two or three years. Expected losses from those portfolios are decreasing consistently and we have expected losses well below 3 or 4%. The quality of our mortgage portfolio is extremely high. The mortgage market in Mexico is almost virgin territory, and when we bought Hipotecaria Nacional, this was part of our strategy. And the results are incredibly positive. We are reaching customer segments that Bancomer would never have reached alone. We are definitely getting into new territory. And of course the housing market there is very buoyant, with 1m new houses being built. And you have to remember what Mexico's population pyramid is like. A lot of young people will be joining the labour market in the next few years and there will be huge demand for housing. That is the situation in Mexico.

A (CFO): I just want to add something to what Jose Ignacio said about core capital. We are generating capital right now by organic growth, about 8 basis points worth, and I think you will be able to see it on the core capital slide. If you analyse the Group's balance sheet, you'll see an improvement in our active management, with record securitisations in the first half of the year. It's been a record for the Spanish market. We are improving the capital structure of our banks at international level. We have leveraged the capital base through the issue of preferred shares and subordinate debt. I think you will have seen that. And our core capital in the second quarter has.. well we've seen an increase in the risk weighted assets in 2Q linked to changes in our IT system, because of Basel 2. And that's also part of regulatory capital in Basel 1. So we are getting RWAs that we actually think are underestimated. We think we have been incredibly conservative. Because we think we need more time, but we feel very comfortable meanwhile with the 5.5 - 5.6% core capital for the end of the year once the whole Compass operation has gone through. So, the balance sheet and our market cap and liquidity management shows a definite improvement in year on year terms.

Any more questions from the room? If not... Ah, yes, Irma.

Q: Good morning. Could you say what part of the exchange rate impact has been offset with more NTI and corporate activities. And maybe you will wait till November to announce it, but could you talk about synergies from the integration of Compass and the other Texas banks. What can we expect from that part of the globe in the future?

A (COO): If you wish we can start with synergies. Then Manolo can talk about the exchange rate impact. Right. Synergies. Well, according to the information we have now, which is obviously better than what we had when we announced the operation to the market, I can say that once we have closed the deal (of course, we will have to finalise the numbers) The way we see it, the kind of synergies we will be reporting on synergies in revenues and costs will be very much in line with those we announced when we announced the whole deal. So we are pretty sure now, indeed more and more sure, that we will be able to comply with the figures we announced to the market. And then the exchange rate. Well, as we told you would happen in 2Q, the impact hasn't been as great as in 1Q, comparing year on year, looking at average exchange rates, which is what impacts our income statement. At the moment, our coverage of expected earnings for 2007 as a whole is 54%. In Mexico, we're hedging 50%, and that means that the exchange rate impact for the quarter on the Group as a whole, doing a year on year comparison of the bottom line, would be about 80m, ie, 50%, offset by more corporate activities. In corporate activities we include the cost of hedging, which is intended to provide maximum stability to our core capital ratios, to protect our core capital from any change in the exchange rate. The optimum level would be 32% through hedging. And the costs in NTI, which is booked to Corporate Activities, is 10m euros. So we are protecting our net worth and charging the hedging we use for that to our income statement.

Any more questions? We can now take some questions over the telephone.

Good morning, we have an initial question from Arturo Frias from Dresdner Capital.

Q: Hallo good morning, Dresdner Kleinwort. I have several questions. The first one has to do with your ROE at 7%. Amazing. It's clearly based on your operating profit, but also on provisions. So I wanted to ask you a bit about provisions. I was looking at the loan-loss ratios that you've reported quarter on quarter and obviously there's some seasonality between the first and second quarter. But nonetheless, if you look at the first quarter last year, there's a drop of about 7 bp while 2Q07 against 2Q last year, we see another 7-basis-point drop. Do you think this drop in provisioning ratios is recurrent? Is it sustainable? And what kind of impact will it have on ROE. And, well, this is an impressive figure! Do you think you will get this kind of return on equity next year as well? And then Compass... Yesterday, we heard some bad news from the US. Countrywide gave a profit warning. I think they've cut back their expected earnings by about 20%. The CEO was talking about the mortgage market, or the housing market not recovering until 2009. So you're going to be consolidating Compass, I think, in the fourth quarter, you said. Is there any way that you can protect yourselves against a worsening situation? Are you going to have provisioning in Compass before you consolidate it, are you going to boost the provisioning levels? How are you going to protect yourselves against this deterioration in the real estate market? I'd also like more details about mortgages in Mexico. What percentage of the loanbook as a whole are they at the moment, and what percentage could they be with the strong growth in this market there? What level do you think they ought to be at? One third or half of the total loanbook or what? And what impact will that have on your spreads and your profit levels? Of course the interest rate on mortgages is significantly below the returns you get on cards. But you were talking about hedging for 2007. And what have you done about 2008? I would imagine you have already got some seven months covered, if not twelve? Could you talk about the average rates you are getting on your hedging deals?

A (COO): Thank you Arturo. Starting with Spain and talking about provisioning here in Spain, I've already said, albeit quickly, that if you analyse the level of provisions that we have got and you compare the first half of last year with what we've done 1H07, growth is 1.5%, and I was saying that this doesn’t really show the real cruising speed that we've got. As announced at the beginning for the year, that speed would be single-digit growth of 8 or 9%. And we can say it's about the same now. But in the second quarter, we've booked a credit of 19m because of selling a nonperforming loan portfolio, which goes to that number. Our provisioning level over the year will probably grow at about 8-9% against last year's levels, according to the current regulations, the current standards governing us.

And then Compass... They are presenting their results today, this afternoon. presenting their earnings. And I think that the situation in which Compass finds itself, with respect to the general economic situation in the US, looks quite clear. Because we're talking about a very specific region. Many of the things you are hearing about problems in the real estate market in the US aren’t really so applicable to the area in which Compass is operating. But I should also say that Texas Regional and State National are reporting results that are already incorporated in the figures we are reporting to you today, basically in line with the figures we drew up six or seven months back. When Compass report their results, we will be able to talk about that in greater detail. And then mortgages in Mexico. Quite apart from all the percentages that Manolo will be talking about now, I wanted to say that what's really important here is to look a bit at how things have evolved over time. To see the coherence of what we've been saying for some time now. I hope you will excuse me if I take some time to talk about this and go back three years, when we knew there was concern about what would happen with lending, above all consumer lending in Mexico. We said the first to come out, to work in consumer lending, would do well. We said it would be us, and it was. Then we said SMEs would show high percentage growth, and that was true. They showed 35% growth. We also said last year, well two years ago, that mortgages in Mexico were going to boom because in the next 20 years potential demand would come for 1m new homes each year. So we wanted to be there in that market and that's precisely what's happening. What we're seeing in the mortgage market in Mexico is just the beginning. I think we'll probably see even higher growth in balances, which will have an important impact on our balance sheet in Bancomer. That's very good for its structure, shoring it up and conferring quality on the already good asset quality we have there. That will have two effects. Firstly, spreads are lower. Consequently customer spreads will be pinched by that. And expected losses at the same time are much lower than on the consumer portfolio, so that will be reflected in our provisions. What will happen with all that? The outcome, I'm sure will be very positive and very important for the medium and long term future of the company and the group as a whole. Now Manolo will go into more detail.

A (CFO): Thank you. Arturo, the weight of mortgages on the balance sheet in Bancomer is 30% at the moment. in the 2Q, which compares against a figure of 24.4% in the same period last year. So in mortgages, as you'd imagine, with the kind of systematic growth we are seeing, of about 50%, are becoming a bigger chunk of the structure of the loanbook in Bancomer. Moreover the consumer and cards portfolio, which was about 30-31% last year, is now 31.9% . So consumer and lending portfolios, although growing enormously, as fast as it did at the beginning of the process Jose Ignacio was talking about before, is still becoming a more important part of the loanbook in Bancomer. That was your question. Then coverage and hedging for 2008. Obviously we can't give you exact data, as that forms part of our market strategy. But I can say we feel very comfortable. Hedging is already over 20% of expected earnings for 2008 and we're still operating, and now we feel so comfortable about things, we can now optimise hedging costs. I should remind you that the main thing is spread on interest rates between the American and the European markets, about 4 points on forward rates. We feel very comfortable then. Even in unthinkable situations of depreciation of the dollar, for example, the maximum impact on core capital with the level of optimisation of hedging we have and the kind of hedging costs we are getting, is about seven basis points in core capital. And here I'm talking of a dollar reaching 1.50 euros, which is most unlikely at the moment. And I should also say that right now, our underlying position is short on dollars with the acquisition of Compass, and I think that's worth noting. You can calculate the exchange rate when we announced the deal and the exchange rate now. What's happened has been that the price of acquiring Compass has gone down. As Jose Ignacio said, it's important to look at what's happening in the market, and there is obviously a problem in the real estate market. But the economy as a whole is performing pretty well. Our estimates suggest that the data will show core growth in GDP that will probably be higher than previous years. And that's quite important when we talk about our timing as we take over Compass and consolidate its figures for very important States within the US. We hope next year the US economy will grow faster than last year and probably faster than the European economy. That's what we're calculating for the moment, although it's not always easy to know what will happen in the future. Mexico: The trade-off between profit and lower expected losses. Howe do you think that will look. Will you get stable ROE or will ROE grow in the mid term? I think the trade-off you're referring to won't represent any abrupt changes. If you analyse what's happening in Bancomer and what will happen in the next two or three years, you should take into account that something that didn’t grow, but will in the next quarters is corporate and government lending, because of low demand. You shouldn't think we're going to have any sudden change in our structure at all. Stocks and all activities are growing very fast. But in the medium to long term (as this is not a short term issue) if we look at the return on equity we can't expect a negative impact. I wont be so bold as to say right now it's going to be positive. We have magnificent management of our consumer portfolio. But I don't think it will be negative. IT will be neutral or positive.

We have a question from Antonio Ramirez.

Q: I have two questions. Firstly about the competitive environment in Spain in a context of a slowdown in the mortgage market, do you think that institutions that have depended more on mortgages will feel the pinch, especially the savings banks? And will that make them more aggressive in the pricing of other types of loans? And the same with respect to customer funds. So far customer deposits have made a positive contribution to customer spreads. In a context in which wholesale borrowing could become more expensive for banks on the Spanish markets, do you think there could be pressure as everyone goes after liquidity and the cost of deposits goes up? My second question has to do with the way you see the process of consolidation in Europe. I think 2 years ago you said that BBVA didn’t believe in M&A's in Europe and that in this kind of process the big players could buy up smaller players. Have you seen changes over the last few months with ABN Amro and Unicredito and Societe Generale also talking about possibilities about what could happen in the future. If there are M&A's in the future, where will BBVA stand in the process?

A (COO): With respect to the competitive structure of the Spanish market, I don't think that things have changed very much. And the pressure from competitors in Spain hasn’t changed much. I think I've told you this before, and your colleagues too. Over the last few quarters, when we have heard about price wars, especially in lending, I have always said I don't see there's that much competitive pressure over and above the inevitable pressure in a competitive market like this. For several quarters I've been saying that if there is any competitive pressure, it would be in term deposits, And basically that kind of pressure would come from the savings banks, some more than others. But looking towards the future, I would say I don't see things changing that much. There isnt that much on lending prices, but there will continue to be pressure on term deposits and customer funds as we all search for liquidity. So I'd say over the next two quarters, the underlying drive in the competitive forces her in Spain will fundamentally continue to be the same kind of forces as we've seen over the last two quarters. Some things might become clearer. But I think the main competitive pressure will be on customer funds rather than lending. In lending, we've got the slowdown in certain segments while others are speeding up in their growth and I think that it's liquidity that really matters most for some kinds of banks that will have to manage their loan portfolio and their customer funds more actively. Which is why I think there will be more pressure on customer funds than on lending.

As for M&As. A couple of years ago, we didn’t say we didn’t want to be involved at all. We said we didn’t want to be involved in mergers between equals. And I think that if we look at the kind of mergers that have happened over recent times or that might happen, none of them have been mergers between equals. We haven’t seen any mergers between equals. This kind of consolidation in Europe forms part of the process that in the mid to long term was inevitable. It's a process that's actually taken some time coming and we think it will continue, but perhaps quite slowly. There are various deals out there, and they will be important in the consolidation. That's quite clear. Is there any sprint to speed up the numbers of M&A's? Not really. And we continue to say we don’t want mergers between equals. And by that, we mean what we have always meant with equals. Right now, I don’t think the market would accept those kinds of transactions anyway.

No more questions from the Spanish conference call. We have one question in English from Goldman Sachs.

Q: Thank you good morning. I had a few questions. First of all I wonder if you could quantify the effects of non recurring items or of a non recurring nature that you have on slide 31 referring to net interest income in Mexico. Do you have any further quantification on that ? Secondly, I wonder if you would like to comment regarding the announcement of the change of your shareholder base announced yesterday? And thirdly and finally, I noticed in the first half of this year domestic Spain and Portugal is now growing at a higher rate in net attributable profit than Mexico & the US. IS this something you expect to continue? Is it an unusual situation? How do you see the relative growth of Mexico and the US versus Europe going forward?

A (COO): Well, you can answer the first question and I will answer the following ones. Good to hear from you. In terms of the quantification of the impact of the net interest income in Mexico in the second quarter, the three effects that we are commenting that we consider non-recurrent are account 40 M euros in the quarter, individual quarter of 2007. The most important of this effect is UDIS which is an especial adjusted inflation index to which certain assets of Bancomer's are referenced, especially all mortgage portfolios. As we have had negative inflation in Mexico in May and June, the net interest income generated by these portfolios has come down in the quarter 27 M euros. So this is an effect that we consider due to the trends which is not going to be recurrent. This is the quantification and this is the explanation of the most important effect. The important thing is that the underlying evolution of margin is very sound and as Jose Ignacio has insisted during the Q&A, our net interest income is growing very much in line with our total loan book in Mexico.

Going on to the second question and our new shareholder Mr Jové… I would like to share with you four or five ideas which I believe are very very important. First Mr Jové's move has been very very transparent. Second, he has said that he has a position for the long-term, it's not speculative. Third, he has said that it is a financial position. Fourth, he has said that he doesn't want to be involved in the management, and more important, the reason why he is investing in the long-term in BBVA is because he believes in the projects of BBVA and he believes that BBVA is going to be able to create a great quantity of value in the future. So with this idea we welcome Mr Jové very much.

And the third question is the question referring to the balance among the different areas in BBVA. Well, I believe that the situation that we have now is a very balanced situation. I mean, I believe that the most important thing that we have now is that all of our areas all of our business units are having a very, very important growth. And I believe that is a very nice situation. So we are not concerned about the changes in the structure or the contribution of the different areas. We were not concerned a couple of years ago, we were not concerned last year, and especially we are not concerned now because I believe that all of them are contributing and contributing very healthily to the results, to the P&L of the Group.

Thank you very much for that. There are no more questions.

In that case we can go on to the web cast questions, the first is from Christian Soler from Dexia Asset Management.

Q: You have 200 M for the microcredit foundation that is a one-off, does that mean that there will be no further money transferred to the foundation?

A (COO): Well, this is a mandate from the AGM, it approved 200 M euros for the microfinance foundation and we are not considering any further contributions.

Another question?

Q: What are you expecting in terms of the mortgage market for the next quarters?

A: Well, we see that in Spain in our bank we are actually seeing a very dynamic trend when we look at the spreads and if we consider net interest income for the next two quarters we think the situation will continue to be very buoyant, in fact will go up. We are not expecting any dips in net interest income, so we don't think there will be huge growth but I would just really stress what has already been said. For quite some time now, we've been saying the same thing, and I think that is important in terms of it showing how we are really in control of trends and really on the ball. For some time now we have been saying that net interest income in Spain would have to increase in line with lending volumes and that is really what Jose Ignacio has said, and this will continue. So there will be a progressive improvement in net interest income.

I am optimistic and with good reason. Well, I actually think you are very optimistic.

Q: I have three questions from Iber Securities, Mario Lobos.

The first is about NPLs, this quarter what about the evolution in terms of our estimate? And Mexico, there is a question about mortgages. Do we think consumer lending has really reached its ceiling? And then a question about Compass. If you close the operation the third quarter will we have a full fourth quarter of Compass included in BBVA's results?

A (COO): OK, well Manolo can answer the first question about Mexico. And what I would say is that the growth in consumer lending in Mexico and in SME's is really spectacular. There is definitely no slow down or halt there. There is of course a statistical base and for several quarters now we've talked about Mexico and growth in Mexico and we've talked in terms of absolute values and not percentages, you can't talk about percentages of 70%. I think that we'll still have growth in consumer lending and mortgages and SMEs. For consumer lending and talking about a slow down, it is a slow down in percentage terms not in absolute values. I'd like to make that perfectly clear. And the Compass operation, yeah, we should have, we may have consolidated Compass by the fourth quarter and now I'll hand it over to Manolo.

(CFO): In the prospectus you have all the information on NPLs. In the standalone quarter we've had 1.49 M, 100 M more than in the first quarter. Nothing relevant in year on year terms, sorry not year on year, compared to the first quarter, basically we've had slightly more on the second quarter than in the first quarter, that is what explains that increase. If you look at the size of our portfolio you'll see that it is not relevant at all. And net entries, net NPL entries, the three areas are Mexico, South America and Spain and Portugal. In Spain and Portugal there has been a net variation of 36 M, Mexico 53 M, South America 36, again, so as we actually said our NPLs were at historically low levels, it was difficult to see them getting lower, and as Jose Ignacio has talked about South America with a kind of growth we are achieving, a slight increase in NPLs is to be expected, but this is very much in line with what we were expecting. I think it is important to point out that in our reporting that is also in the prospectus and has been since last quarter, we are talking about economic capital and economic profit and as Jose Ignacio said in the presentation, we think this gives you an economic measurement over and above accounting entries and figures for provisions it really is giving you risk adjusted returns and economic capital figures, which is more accurate.

Q: We have one more question now about the slow down in fee income in Mexico in the second quarter, what is the reason for this?

A (COO): Well, really there are two reasons, first of all, we've had very very big growth in the first quarter and I said we would start to see a slow down . And in Mexico as a country really the main impact there is Fortis, I think we've said this on more than one occasion. At the end of last year we made a decision to savfeguard our Fortis market share in Mexico, that meant readjusting our fees and that is having a year on year impact in these quarters and probably will be in the third and fourth quarters, maybe third quarter, but then fourth quarter of next year will be back to normal. When we talk about fees, I'd like to remind you that a reasonable cruising speed for fees in Mexico would be 10%, not 15 or 16%. And we are sticking to what we said.

Q: I have another question. Could you please explain what you said about having a short position in dollars because of having bought Compass? Because I thought it was being paid with shares. That's the question.

A (COO): Well, we are paying 52% in shares but the other 48% is from cash. So, in that part of the transaction we've got a short position in dollars. And I think it's interesting to point out as well, that we have been managing things buying options, in order to take advantage of movements in the value of the dollar, so economically we will benefit with less goodwill and our cash position when we buy Compass because of the exchange rate performance. Fortis, the question is do we expect one-off charge for restructuring after having bought Compass? No.

Q: Two questions, one from Diego Barón from Fortis and the other one for Santander, Mr Serrano, about NPL performance in Spain. I think you have answered these questions already. Also, the same question from Carlos Grande which has also been answered. A question from Diego Barón about the growth of the loan portoflio in Mexico for the second half of the year.

A: Well, I think that the kind of levels that we've currently got in lending volumes growing at about 25% year on year is probably a pretty good proxy for the next couple of quarters. Something similar to that.

Q: A question whether we can explain the net interest income and NGI in global markets and distribution. There is another on the list with the same question, asking for more details about the kinds of operations that you've got in that unit.

A: Manolo...if you want to take this one.

A (CFO): Right. Net interest income and NTI in markets and global businesses, as Jose Ignacio said, this brings down the net interest income for the Group as a whole. People look at the Group as a whole and they say that the net interest income is not doing so well, whilst net trading income is higher than they would expect as a consequence of this way of reporting things. But we have to look at the operating profit because that nets out the two things. Markets and global businesses are improving capacities in structured products and equities. And in their operations they are adding structures to the products and these kinds of structures mean underlying positions that have to be funded and that funding is booked to the net interest income whilst the underlying position increases in interest rate products and equities, the cost of funding the exposure increases and that is why we have got that negative impact on net interest income. The outcome of this way of operating is that the structure's mark to market goes up and the derivatives' mark to market goes up and that is reflected in net trading income. Consequently, the net impact of this way of operating is seen really in the ordinary revenues best where everything becomes neutralised, and that is what we were trying to say in the presentation. Because you can't associate this to lower quality in the earnings, quite the opposite. If you look at the earnings in global businesses and specifically in the markets unit, you can see that there is a quite strong level of recurrency. Moreover, we are seeing ongoing growth. For example, if you look at what is being done in distribution of structures, hedging, in SME banking, we are seeing a lot of success there. So that way of operating focuses on our business with customers, we could say that it is a very recurrent business. And markets is showing, and I think here in Spain people recognise this, that we have a lot of talent or a lot of skills in this area and it is very important for us.

Q: A question from Mr Serrano from Santander, about wholesale funding. He asks if you are seeing symptoms of this kind of funding drying up and is that having an impact on the spreads in wholesale funding and would that be a problem for the Group?

A (COO): Right, we do not think there is any problem there at all. All we are seeing is that in general, the spreads are going up slightly in the market as a whole. If you look at issues here in Spain you can see a slight rise, more basis points, but we then do not think there is a symptom of any serious liquidity problems at all. In general, the positions in the Spanish systems are pretty sound. There is not much exposure so that is fine. So we are very comfortable, we don't see any problems with liquidity and moreover, we have very active management with our balance sheet. With a whole lot of different, diverse formulae, which means that our position is quite liquid and very suitable for the kind of environment we have got. You can look at the balance sheet to look at the figures and it is more liquid, we are growing more in customer funds, we are doing more securitisation operations, so what is important, as Jose Ignacio said before, is that we are anticipating the trends and we are leaders as well, both in raising more deposits, you can see the term deposits are growing very fast and we are intensively using securitisation to actively manage our balance sheet. We don't consider that there is any liquidity problem at all in the Spanish market.

Q: Two questions from Merrill Lynch, which I think have been answered about net trading income and what is happening in Spain. Another question about M&As, that has also been answered. The last two questions have to do with some concern in the market about the slow down in growth in Spain. How does the BBVA see growth in its lending to 2010 and then a question about Latin America. Do we think that now is the time to go back to Brazil?

A (COO): Well to answer your first question, well, I think that if you look at the core driving factures of our activity here in Spain, our main scenario has been and will continue to be that there will be a slowdown in the kind of growth rates we have been reporting in our loan book and very specifically, in our mortgage portfolio. So that is the main scenario we have and that is proving to be the reality so that is why we are reporting the figures we are today. In the first semester, the figures for activity for lending are very positive. There is no drop at all. In the kind of growth we have got on the lending portfolio as a whole because mortgage slowdown is offset by higher growth in other areas but we maintain this core scenario that there will be some slowdown that will probably take place in the next few quarters. It seems to us, as we have said before, that this is a good thing. What kind of levels are we expecting? Well, not dramatically Bradesco low. We said at the beginning of the year that the growth on our loan book in Spain would be about 15% and probably at the end of the year our figures will be slightly higher than that. That is a good trend and it is quite a good proxy of what we can expect for 2008-2009. We are seeing buoyant growth, 2.5 -3% growth in GDP so our lending portfolio should probably show double digit, two digit growth, maybe at low levels nearer to 10 than to 20.

And then Brazil, well that is a very attractive market at the moment. We, first of all, do have a holding of 5% in and that means that we've also got several corporation agreements related to that and we have also got a unit of wholesale banking, which is being very active there. So that is our plan there for the next few months and the next few quarters.

There are no more questions so that gives the floor to Jose Ignacio.

COO:

If you allow me, taking into account, all the people in the Northern Hemisphere are now going off on holiday, I thought I would like to give you a kind of summary of how we see this first half of the year and how the Group is expecting to see the next few quarters pan out form now to the end of the year. I think it is important to stand back sometimes and look at the position of the group. And we should say in those kinds of terms, that we have definitely done well in terms of our financial fundamentals. We are doing all the hard work we should to shore up our balance sheet, to have enough liquidity on it, to have more customer funds and to improve the quality of our assets and our NPL ratio and our coverage ratio. They are all improving. So once again we are presenting another quarter of the different quarterly figures and consistently we have been presenting excellent earnings with excellent growth rates, and in comparative terms as well against our peers. Looking forward to the next few months and next few quarters, we are optimistic, first of all, because our current franchises seem to be very powerful. We have got great franchises, they are well managed and they will continue to bring in consistently good earnings in the next few quarters. Moreover, ahead of us we have a challenge, which is also an opportunity, which is to extend our parameter with the Compass deal and with the CITIC deal. As I see it, I think when you go on holiday you tend to stand back and look at the Group and you can say that it is operating on a very sound basis and its outlook, because of the kind of franchise we have got at the moment and with the kind of franchise that we will have in the future with the new incorporations, we have very sound fundamentals. But that is not enough for us; we are not going to rest on our laurels. And that is why a month and a half ago we launched a transformation and innovation plan because we think that we can further improve our management capacity to generate more revenues and also improve our efficiency. Applying more technology to our processes. And that is our vision of the Group at the moment. What we want to do with you on the Investor Day is explain how all of that works because normally when we give you the presentations of results we just do not have time to go any deeper into certain areas or the strategy that we have in certain areas. And I think it would be very valuable for all of us if you understood these strategies and why I am as optimistic as I just said I was because this optimism is based on very specific plans, which we are free to disclose to you. That is why we set up the 15 November as the first Investor Day that we want to give so many thanks to all of you and for those of you who are lucky enough to be off on holiday now, have a happy holidays.